Exhibit 99.1

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the First Quarter of 2023

Value-focused growth adds to significant contract cover, interest rate risk fully hedged, sustainable quarterly dividend of $0.375 per common share

LONDON, ENGLAND - May 10, 2023—Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months ended March 31, 2023.

First Quarter 2023 Highlights

•	Reported operating revenue of $159.3 million for the first quarter 2023, an increase of 3.7% on operating revenue of $153.6 million for the prior year period.

•

Reported net income available to common shareholders of $72.2 million for the first quarter of 2023, an increase of 6.5% on net income of $67.8 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) for the same period was $75.6 million, up 12.3% on Normalized net income of $67.3 million for the prior year period.

•	Generated $104.9 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the first quarter of 2023, up 16.0% on Adjusted EBITDA of $90.4 million for the prior year period.

•

Earnings per share for the first quarter of 2023 was $2.02, up 8.6% on earnings per share of $1.86 for the prior year period. Normalized earnings per share (a non-U.S. GAAP financial measure, described below) for the first quarter of 2023 was $2.12, up 14.6% on Normalized earnings per share of $1.85 for the prior year period.

•

Declared a dividend of $0.375 per Class A common share for the first quarter of 2023 to be paid on June 2, 2023 to common shareholders of record as of May 24, 2023. Paid a dividend of $0.375 per Class A common share for the fourth quarter of 2022 on March 6, 2023.

•

On May 8, 2023, announced an agreement to purchase four post-panamax containerships, each with carrying capacity of approximately 8,500 TEU, for an aggregate purchase price of $123.3 million, and charter them back to a leading liner operator. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel is delivered, anticipated to be late second quarter / early third quarter 2023, followed by a 12-month extension at the charterer’s option. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period, implying an average Purchase Price/Annual Adjusted EBITDA multiple of approximately 3.2x. If all options are exercised, the vessels are expected to generate approximately $95.3 million of aggregate Adjusted EBITDA.

•

Between January 1, 2023, and May 9, 2023, including the four 8,500 TEU ships we have contracted to purchase, added $188.8 million of firm contracted revenues to forward charter cover, calculated on the basis of the median firm periods of the respective charters. For vessels in our pre-existing fleet, new charter fixtures or extensions were agreed on seven ships between 2,200 and 3,500 TEU, and a forward fixture was agreed for one ECO 9,100 TEU ship; charter terms range from a few months to two years.

•

Continued to utilize the $40.0 million authorization (the “Buy-back Authorization”) for opportunistic share repurchases, repurchasing a total of 582,178 Class A common shares during January 2023 for a total investment of $10.0 million. During April 2023 we repurchased a further 203,140 Class A common shares for a total investment of $3.8 million. Re-purchase prices in 2023 ranged between $16.12 and $18.69 per common share, with an average price of $17.50. A total of 1,845,958 Class A common shares have been repurchased under the Buy-back Authorization, for approximately $33.8 million, with approximately $6.2 million of capacity remaining.

•

In March 2023, completed the previously-announced sale of GSL Amstel, a 1,100 TEU feeder and non-core asset with imminent special survey and dry-docking requirements, for net proceeds of approximately $5.9 million.

George Youroukos, Executive Chairman of Global Ship Lease stated: “The ongoing normalization of charter rates and asset values in the container shipping sector continued into early 2023, although the rate of change has moderated in recent months. It remains to be seen whether this trend can be sustained, but there have recently been signs of potential stabilization at rate levels that, despite being well below recent peaks, are still attractive by historical standards. The availability of tonnage, and overall liquidity, within the charter market remains comparatively limited, incentivizing liner companies to continue securing tonnage on term charters, albeit for durations that rarely extend beyond a year or two.

In this environment, and with a highly specified fleet focused on the “workhorse” size segments, we have continued to have success in agreeing new charters and extensions. We have recently also returned to value-focused growth with the purchase and charter back of four 8,500 TEU post-panamax containerships, GSL’s first vessel acquisitions in nearly two years. These high-specification, enhanced-efficiency vessels will provide GSL with immediate cash flow from a top-tier counterparty and are being acquired on attractive terms, reflecting the recent normalization of asset values, while ensuring low residual value risk. All told, we have added almost $190.0 million of contracted revenue so far this year, bringing our forward charter cover to more than $2.1 billion over 2.5 years. Our strong contracted cash flows and discipline throughout the recent period of sharply elevated asset prices have put GSL in a strong position to selectively participate in secondhand acquisition opportunities that meet our strict criteria.”

Ian Webber, Chief Executive Officer, commented: “By remaining disciplined, aggressively deleveraging, and continually identifying opportunities to reduce our cost of debt, including by hedging our interest rate exposure, and enhance our overall financial flexibility, GSL is entering this new phase of the cycle with both good forward visibility on contracted cash flows and a robust balance sheet. This allows us to continue to be nimble with our capital allocation, moving quickly on the right growth opportunities while maintaining our well-supported dividend and capitalizing on stock market volatility to improve shareholder returns by buying back shares. Since third quarter of 2021, in total we have invested almost $44 million in share buy-backs, reducing our share count by nearly 7%. Our financial strength and discipline enable us to create value in multiple ways, and we intend to continue doing so in the manner that we believe best serves the long-term interests of our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Operating Revenue (1)	159,291	153,631
Operating Income	85,098	83,740
Net Income (2)	72,220	67,806
Adjusted EBITDA (3)	104,906	90,380
Normalized Net Income (3)	75,564	67,293

(1)

Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities and the effect of the straight lining of time charter modifications. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2)	Net Income available to common shareholders.

(3)

Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measures to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Revenue and Utilization

Operating revenue derived from fixed-rate, mainly long-term, time-charters was $159.3 million in the three months ended March 31, 2023, up $5.7 million (or 3.7%) on revenue of $153.6 million for the prior year period. The period-on-period increase in revenue was principally due to charter renewals at higher rates on nine vessels partially offset by (i) $9.5 million reduction in the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions, and (ii) $1.9 million reduction in the credit from straightlining the effect of timecharter modifications. There were 302 days of offhire in the first quarter of 2023 of which 200 were for scheduled drydockings, compared to 309 days of offhire in the prior year period of which 227 were for scheduled drydockings. Utilization for the first quarter of 2023 was 94.8% compared to utilization of 94.7% in the same period of the prior year.

The table below shows fleet utilization for the three months ended March 31, 2023 and 2022, and for the years ended December 31, 2022, 2021, 2020 and 2019.

	Three months ended		Year ended
Days	March 31, 2023	March 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019
Ownership days	5,843	5,850	23,725	19,427	16,044	14,326
Planned offhire - scheduled drydock	(200)	(227)	(581)	(752)	(687)	(537)
Unplanned offhire	(102)	(82)	(460)	(260)	(95)	(105)
Idle time	nil	nil	(30)	(88)	(338)	(164)

Operating days	5,541	5,541	22,654	18,327	14,924	13,520

Utilization	94.8%	94.7%	95.5%	94.3%	93.0%	94.4%

In 2023, we anticipate five further regulatory drydockings.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 8.6% to $42.8 million for the first quarter of 2023, compared to $39.4 million in the comparative period. The increase of $3.4 million was mainly due to (i) high inflation impact on all categories, (ii) increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery, (iii) increased crew expenses as salaries were higher primarily due to limited crew supply as a consequence of current container market conditions, worldwide inflation and higher crew travel expenses due to increased number of crew changes and higher airfare prices and (iv) increased cost of lubricant consumption due to higher average prices. The average cost per ownership day in the quarter was $7,319, compared to $6,743 for the prior year period, up $576 per day, or 8.5%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $5.5 million for the first quarter of 2023, compared to $4.4 million in the first quarter of 2022. The increase is mainly due to additional voyage administration costs and increased commissions on charter renewals at higher rates.

Depreciation and Amortization

Depreciation and amortization for the first quarter of 2023 was $21.2 million, compared to $19.9 million in the first quarter of 2022. The increase was mainly due to the 11 drydockings completed after March 31, 2022.

General and Administrative Expenses

General and administrative expenses were $4.8 million in the first quarter of 2023, compared to $6.2 million in the first quarter of 2022. The decrease was mainly due to lower stock-based compensation expense in the first quarter of 2023 and a one-off expense that occurred in first quarter of 2022 due to social security charges related to vesting of shares under the stock-based compensation plan. The average general and administrative expense per ownership day for the first quarter of 2023 was $820, compared to $1,066 in the comparative period, a decrease of $246 or 23.1%.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended March 31, 2023 was $72.2 million. Net income available to common shareholders for the three months ended March 31, 2022 was $67.8 million.

Earnings per share for the three months ended March 31, 2023 was $2.02, an increase of 8.6% from the earnings per share for the comparative period, which was $1.86.

Normalized net income (a non-GAAP financial measure) for the three months ended March 31, 2023, was $75.6 million. Normalized net income for the three months ended March 31, 2022 was $67.3 million.

Normalized earnings per share (a non-GAAP financial measure) for the three months ended March 31, 2023 was $2.12, an increase of 14.6% from Normalized earnings per share for the comparative period, which was $1.85.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) was $104.9 million for the first quarter of 2023, up from $90.4 million for the first quarter of 2022, with the net increase being mainly due to a decrease in amortization of intangible liabilities.

Interest Expense and Interest Income

Debt as at March 31, 2023 totaled $896.5 million, comprising $440.2 million of secured bank debt collateralized by vessels, $323.8 million of our 5.69% Senior Secured Notes due 2027 (“2027 Secured Notes”) collateralized by vessels, and $132.5 million under sale and leaseback financing transactions. As of March 31, 2023, five vessels were unencumbered.

Debt as at March 31, 2022 totaled $1,078.5 million, comprising $791.8 million of secured debt collateralized by vessels, $169.2 million under sale and leaseback financing transactions and $117.5 million of unsecured indebtedness on our then-outstanding 8.00% Senior Unsecured Notes due 2024 Notes. As of March 31, 2022, none of our vessels were unencumbered.

Interest and other finance expenses for the first quarter of 2023 was $11.1 million, down from $18.7 million for the first quarter of 2022. The decrease in interest and other finance expenses was mainly due to lower average amount of debt outstanding and a $4.0 million prepayment fee on repayment of one facility in the first quarter 2022. Including the effect of the interest rate caps and refinancing and repayment of certain of our debt using the net proceeds of our 2027 Secured Notes which closed in June 2022, the blended cost of our debt has decreased from approximately 4.72% for the first quarter 2022 to 4.53% for the first quarter 2023, despite an increase in three-month LIBOR/SOFR in the first quarter of 2023 to 4.92% as compared to 0.53% in the prior year period.

Interest income for the first quarter of 2023 was $1.8 million, up from $0.3 million for the first quarter of 2022.

Other income, Net

Other income, net was $1.6 million in the first quarter of 2023, compared to an income of $0.4 million in the first quarter of 2022.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt. In February 2022, we entered into two additional USD 1 month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of our floating rate debt. One of these interest rate caps was not designated as a cash flow hedge and therefore the negative fair value adjustment of $2.8 million for the first quarter of 2023 was recorded through the statement of income as compared to the positive fair value adjustment of $4.6 million in the first quarter of 2022. Interest rate caps will automatically transit to 1 month Compounded SOFR by June 30, 2023.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the first quarter of 2023 was $2.4 million, the same as in first quarter 2022. The cost was $2.4 million in both quarters of 2023 and 2022 since there were no additional Series B Preferred Shares issued under our at-the-market program.

Fleet

As at May 9, 2023, we had 64 containerships in our fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)		Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26		47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM	2Q27	4Q27		65,000
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q25	4Q25		38,000	(3)
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM	3Q27	4Q27		65,000
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24		19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	2Q25		23,000
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27	(5)	22,500	(5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	1Q25	(6)	16,500	(6)
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q23	4Q24	(6)	18,900	(6)
GSL Grania	7,847	29,190	2004	Maersk	3Q23	1Q25	(6)	17,750	(6)
Mary (1)	6,927	23,424	2013	CMA CGM (7)	4Q28	1Q31	(7)	25,910	(7)
Kristina (1)	6,927	23,421	2013	CMA CGM (7)	3Q29	3Q31	(7)	25,910	(7)
Katherine (1)	6,927	23,403	2013	CMA CGM (7)	1Q29	2Q31	(7)	25,910	(7)
Alexandra (1)	6,927	23,348	2013	CMA CGM (7)	2Q29	3Q31	(7)	25,910	(7)
Alexis (1)	6,882	23,919	2015	CMA CGM (7)	2Q29	3Q31	(7)	25,910	(7)
Olivia I (1)	6,882	23,864	2015	CMA CGM (7)	2Q29	2Q31	(7)	25,910	(7)
GSL Christen	6,840	27,954	2002	Maersk	3Q23	1Q24		35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25		35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26		37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24		20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25		13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25		13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26		18,600	(8)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26		18,600	(8)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25		18,600	(8)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27		18,600	(8)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26		18,600	(8)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26		18,600	(8)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26		18,600	(8)

Tasman	5,936	25,010	2000	Maersk	4Q23	2Q24	20,000
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500	(9)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500	(9)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500	(9)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500	(9)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000	(10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Confidential	(11)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Confidential	(11)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	Confidential	(11)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	Confidential	(11)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	38,875	(12)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25	20,500	(13)
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	2Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	35,600	(14)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,500
GSL Lalo	2,824	11,950	2006	MSC (15)	1Q24	2Q24	17,500	(15)
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	2Q23	3Q23	18,750	(16)
Beethoven tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood (Swire)	1Q24	2Q24	17,200	(17)
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q23	4Q23	17,750	(18)
Nikolas	2,506	11,370	2000	CMA CGM	1Q24	1Q24	16,750	(19)
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Footnote (20)	2Q25	3Q25	Footnote	(20)
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)

In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)

Anthea Y was forward fixed to a leading liner operator for a period of 24 months +/- 30 days, with the new charter to commence upon expiry of the existing charter in 3Q or 4Q23. The new charter is expected to generate annualized Adjusted EBITDA of approximately $11.9 million.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)

GSL Ningbo chartered to MSC at $22,500 per day to July 2023. Thereafter, the charter has been extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.

(6)

GSL Eleni (delivered 2Q 2019) is chartered for five years; GSL Kalliopi (delivered 4Q 2019) and GSL Grania (delivered 3Q 2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. For GSL Kalliopi and GSL Grania the first option periods were exercised in May 2022. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(7)

Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charters are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately late 2023 and late 2024, following the expiration of existing charters. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(8)

GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.

(9)

GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(10)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(11)

GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were each forward fixed for five years +/- 45 days at charter rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel. The new charter for GSL Susan commenced in 4Q 2022, while the charters for the remaining three vessels commenced in late 1Q 2023.

(12)	GSL Rossi. Chartered at an average rate of $38,875 per day-$42,750 for the first 18 months, $38,000 for the next 18 months and $35,000 for the remaining period.
(13)	GSL Alice. Chartered at $20,500 per day for a period of 24 months +/- 30 days at the option of charterer. The new charter commenced in May 2023.
(14)	GSL Valerie. Chartered at an average rate of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.
(15)	GSL Lalo. Chartered to MSC at $17,500 per day for a period of 14 to 16 months, upon expiry of the preceding charter in 1Q 2023.
(16)	GSL Elizabeth. Charter extended to ONE at $18,750 per day for a period of four to seven months, commenced in late 4Q 2022.
(17)

GSL Maren. Charter extended to Westwood (Swire) for a period of 11 to 14 months, commenced at the end of 1Q 2023 at a rate of $17,200 per day for the first 2 months and for the remaining period at a rate of $18,200.

(18)	Maira. Charter extended for four to 6.5 months, commencing at the end of 2Q 2023 at a rate of $17,750 per day.
(19)	Nikolas. Charter extended for ten to 12 months, commenced at the end of 1Q 2023 at a rate of $16,750 per day.
(20)

Julie was forward fixed to a leading liner company for a period of 24 months +/- 30 days at the option of the charterer. The new charter is scheduled to commence in 3Q 2023, after the vessel’s scheduled drydock. The new charter is expected to generate annualized Adjusted EBITDA of approximately $2.0 million.

On May 8, 2023, we announced that we had contracted to purchase four ships for an aggregate purchase price of $123.3 million. Contract cover for each vessel is for a minimum firm period 24 months from the date each vessel is delivered, with charterers holding one year extension options. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period. The vessels and their expected delivery dates are shown in the table below.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Expected Delivery date
tbr GSL Alexandra	8,544	37,777	2004	Late 2Q23/early 3Q23
tbr GSL Sofia	8,544	37,777	2003	Late 2Q23/early 3Q23
tbr GSL Effie	8,544	37,777	2003	Late2Q23/early 3Q23
tbr GSL Lydia	8,544	37,777	2003	Late 2Q23/early 3Q23

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended March 31, 2023 today, Wednesday May 10, 2023 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (800) 715-9871 or (646) 307-1963; Passcode: 6275035

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2022 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2023. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc., c/o Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at May 9, 2023, Global Ship Lease owned 64 containerships and had contracted to purchase a further four ships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity (when fully delivered) of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed up to May 9, 2023, and the four ships to be acquired, the average remaining term of the Company’s charters as at March 31, 2023, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.11 billion. Contracted revenue was $2.54 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A. Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for stock-based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three months ended	Three months ended
		March 31, 2023	March 31, 2022
Net income available to Common Shareholders		72,220	67,806
Adjust:	Depreciation and amortization	21,184	19,852
	Amortization of intangible liabilities	(3,364)	(12,855)
	Fair value adjustment on derivative asset	2,785	(4,564)
	Interest income	(1,812)	(250)
	Interest expense	11,103	18,735
	Stock-based compensation	2,674	3,430
	Earnings allocated to preferred shares	2,384	2,384
	Effect from straight lining time charter modifications	(2,268)	(4,158)

Adjusted EBITDA		104,906	90,380

B. Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)
		Three months ended	Three months ended
		March 31, 2023	March 31, 2022
Net income available to Common Shareholders		72,220	67,806
Adjust:	Fair value adjustment on derivative asset	2,785	(4,564)
	Accelerated write off of deferred financing charges related to partial repayment of HCOB-CACIB Credit Facility	108	—
	Prepayment fee on repayment of Blue Ocean Credit Facility	—	3,968
	Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	—	83
	Forfeit of certain stock-based compensation awards	451	—

Normalized net income		75,564	67,293

C. Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE - UNAUDITED

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
EPS as reported (USD)	2.02	1.86
Normalized net income adjustments-Class A common shares (in thousands USD)	3,344	(513)
Weighted average number of Class A Common shares	35,696,225	36,401,764
Adjustment on EPS (USD)	0.10	(0.01)
Normalized EPS (USD)	2.12	1.85

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “should”, “project”, “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	geo-political events such as the conflict in Ukraine;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability to pay charterhire in accordance with the charters;

•	the overall health and condition of the U.S. and global financial markets;

•

our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our credit facilities;

•	future acquisitions, business strategy and expected capital spending;

•

operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	the ability and willingness of our charterers to fulfil their obligations under their agreements with us and our expectations regarding their charterhire payments to us thereunder;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations); and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.

Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the Commission after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$125,157	$120,130
Time deposits	9,600	8,550
Restricted cash	23,784	28,363
Accounts receivable, net	3,566	3,684
Inventories	11,544	12,237
Prepaid expenses and other current assets	39,326	33,765
Derivative asset	27,420	29,645
Due from related parties	1,050	673

Total current assets	$241,447	$237,047

NON - CURRENT ASSETS
Vessels in operation	$1,602,141	$1,623,307
Advances for vessels’ acquisitions and other additions	7,126	4,881
Deferred charges, net	59,328	54,663
Other non - current assets	31,934	31,022
Derivative asset, net of current portion	25,264	33,858
Restricted cash, net of current portion	129,418	121,437

Total non - current assets	1,855,211	1,869,168

TOTAL ASSETS	$2,096,658	$2,106,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$22,248	$22,755
Accrued liabilities	29,490	36,038
Current portion of long-term debt	185,374	189,832
Current portion of deferred revenue	13,126	12,569
Due to related parties	804	572

Total current liabilities	$251,042	$261,766

LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$697,434	$744,557
Intangible liabilities-charter agreements	10,378	14,218
Deferred revenue, net of current portion	126,838	119,183

Total non - current liabilities	834,650	877,958

Total liabilities	$1,085,692	$1,139,724

Commitments and Contingencies	—	—
SHAREHOLDERS’ EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,491,054 shares issued and outstanding (2022 – 35,990,288 shares)	$354	$359
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2022 – 43,592 shares)	—	—
Additional paid in capital	681,055	688,262
Retained earnings	305,259	246,390
Accumulated other comprehensive income	24,298	31,480

Total shareholders’ equity	1,010,966	966,491

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,096,658	$2,106,215

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2023	2022
OPERATING REVENUES
Time charter revenue (includes related party revenues of $nil and $39,663 for each of the three-month periods ended March 31, 2023 and 2022, respectively)	$155,927	$140,776
Amortization of intangible liabilities-charter agreements (include related party amortization of intangible liabilities-charter agreements of $nil and $3,291 for the three-month periods ended March 31, 2023 and 2022, respectively)	3,364	12,855

Total Operating Revenues	159,291	153,631

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $4,345 and $4,379 for each of the three-month periods ended March 31, 2023 and 2022, respectively)	42,762	39,444
Time charter and voyage expenses (include related party time charter and voyage expenses of $1,720 and $1,477 for the three-month periods ended March 31, 2023 and 2022, respectively)	5,458	4,357
Depreciation and amortization	21,184	19,852
General and administrative expenses	4,789	6,238

Operating Income	85,098	83,740

NON-OPERATING INCOME/(EXPENSES)
Interest income	1,812	250
Interest and other finance expenses	(11,103)	(18,735)
Other income, net	1,582	371
Fair value adjustment on derivative asset	(2,785)	4,564

Total non-operating expenses	(10,494)	(13,550)

Income before income taxes	74,604	70,190

Income taxes	—	—

Net Income	74,604	70,190

Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)

Net Income available to Common Shareholders	$72,220	$67,806

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2023	2022
Cash flows from operating activities:
Net income	$74,604	$70,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$21,184	$19,852
Amounts reclassified from other comprehensive income	(39)	—
Amortization of derivative asset’s premium	891	1
Amortization of deferred financing costs	1,475	1,579
Amortization of original issue premium on repurchase of notes	—	(120)
Amortization of intangible liabilities-charter agreements	(3,364)	(12,855)
Fair value adjustment on derivative asset	2,785	(4,564)
Prepayment fees on debt repayment	—	3,968
Stock-based compensation expense	2,674	3,430
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(6,355)	$(1,835)
Decrease in inventories	693	425
Increase in derivative asset	—	(15,370)
Decrease in accounts payable and other liabilities	(9,578)	(5,854)
Increase in related parties’ balances, net	(145)	(1,128)
Increase/(decrease) in deferred revenue	8,212	(1,502)
Unrealized foreign exchange loss	—	3

Net cash provided by operating activities	$93,037	$56,220

Cash flows from investing activities:
Cash paid for vessel expenditures	(1,182)	(1,987)
Advances for vessel acquisitions and other additions	(3,232)	(1,122)
Cash paid for drydockings	(6,305)	(9,315)
Net proceeds from sale of vessel	5,940	—
Time deposits acquired	(1,050)	—

Net cash used in investing activities	$(5,829)	$(12,424)

Cash flows from financing activities:
Proceeds from drawdown of credit facilities and sale and leaseback	—	60,000
Repayment of credit facilities and sale and leaseback	(53,056)	(40,911)
Repayment of refinanced debt, including prepayment fees	—	(30,173)
Deferred financing costs paid	—	(2,246)
Cancellation of Class A common shares	(9,988)	—
Class A common shares-dividend paid	(13,351)	(9,257)
Series B preferred shares-dividend paid	(2,384)	(2,384)

Net cash used in financing activities	$(78,779)	$(24,971)

Net increase in cash and cash equivalents and restricted cash	8,429	18,825
Cash and cash equivalents and restricted cash at beginning of the period	269,930	195,642

Cash and cash equivalents and restricted cash at end of the period	$278,359	$214,467

Supplementary Cash Flow Information:
Cash paid for interest	$16,454	$12,589
Cash received from interest rate caps	7,077	—
Non-cash investing activities:
Unpaid capitalized expenses	9,543	8,201
Unpaid drydocking expenses	13,869	5,903
Unpaid advances for vessels’ acquisitions and other additions	—	890
Non-cash financing activities:
Unrealized (loss)/gain on derivative assets	(8,034)	17,282